Article of Association

Hainan ESG Technology Co., Ltd.

1. Company name and address

(1)	Name: Hainan Yisige Technology Co., Ltd.
(2)	Residence: F3-A25, 6th Floor, Shenya Building, No. 47 Guomao Road, Longhua District, Haiyou City, Hainan Province

2. Business scope: Licensed projects: Internet sales of food (projects subject to approval according to law, approved by relevant departments Business activities can only be carried out after approval) General projects: technical services, technology development, technology consultation, technology exchange, technology transfer, technology promotion; production, sales, processing, transportation, storage and other related services of agricultural products; crop cultivation services; fertilizer sales ; Primary processing of edible agricultural products; Retail sale of edible agricultural products; Wholesale of pet food and supplies; Retail sale of pet food and supplies; Aquatic plant cultivation (except for licensed businesses, items that are not prohibited or restricted by laws and regulations can be independently operated in accordance with the law)

3. (1) Registered capital of the company: RMB 1 million.

(2) Total investment of the company: RMB 1 million.

4. Shareholder’s name, capital contribution method, capital contribution amount, capital contribution ratio and capital contribution time:

Shareholder: ESG China Limited; Foreign (regional) license: 74618972-000-11-22-7, subscribed capital contribution of 1 million in currency Yuan, accounting for 100% of the registered capital, shall be paid in full from the date of company registration to January 8, 2053.

5. The company's structure, its establishment method, powers and rules of procedure: The company does not have a shareholders' meeting, but has executive directors, managers and supervisors.

(1)	Shareholders shall exercise the following powers:
i.	Determine the company’s business policy and investment plan
ii.	Appoint and replace executive directors and supervisors, and decide on remuneration matters for executive directors and supervisors;
iii.	Review and approve the executive director’s report;
iv.	Review and approve the supervisor’s report;

v.	Review and approve the company’s annual financial budget plan and final accounts plan;
vi.	Review and approve the company’s profit distribution plan and loss compensation plan;
vii.	Make resolutions on increasing or reducing the company’s registered capital;
viii.	Make resolutions on the issuance of corporate bonds;
ix.	Make resolutions on company mergers, divisions, dissolutions, and liquidations Or change the company form and make a decision Discussion:
x.	Amend the Articles of Association;
xi.	Other powers stipulated in the company’s articles of association.

When shareholders make the above decisions, they should be in writing and signed by the shareholders before being filed with the public.

(2) Executive Director

1.	Shareholders appoint an executive director.
2.	Each term of an executive director shall not exceed three years. When the term of an executive director expires, he may be re-elected.
3.	The executive director is responsible to shareholders and exercises the following powers:
i.	Responsible for reporting work to shareholders;
ii.	Implement shareholders’ decisions;
iii.	Determine the company’s business plan and investment plan;
iv.	Formulate the company’s annual financial budget plan and final accounts plan;
v.	Formulate the company’s profit distribution plan and loss compensation plan;
vi.	Formulate the company’s plan to increase or reduce its registered capital and issue corporate bonds;
vii.	Formulate plans for company merger, division, dissolution or change of company form;
viii.	Decide on the establishment of the company’s internal management organization;
ix.	Decide on the appointment or dismissal of the company manager and his remuneration matters, and based on the manager’s nomination, decide on the appointment or dismissal of the company’s deputy manager, financial director and their remuneration matters;
x.	Develop the company's basic management system.

xi.	Other powers stipulated in the company's articles of association.

(3) Manager

The manager is responsible to the executive director and exercises the following powers:

1.	Preside over the company's production and operation management work and organize the implementation of the executive director's decisions;
2.	Organize the implementation of the company's annual business plan and investment plan;
3.	Formulate the company's internal management organization plan;
4.	Formulate the company's basic management system;
5.	Formulate the company’s specific rules;
6.	Propose the appointment or dismissal of the company’s deputy manager and financial controller;
7.	Decide on the appointment or dismissal of responsible persons other than those who should be appointed or dismissed by the executive director；
8.	Other powers granted by the executive director.

(4) Supervisors

1.	The shareholders appoint one supervisor.
2.	Executive directors and senior managers may not concurrently serve as supervisors. The term of supervisors is three years and they can be re-elected.
3.	Supervisors shall exercise the following powers:
i.	Inspect the company’s finances;
ii.	Supervise the performance of the company’s duties by executive directors and senior managers, and make recommendations for removal of executive directors and senior managers who violate laws, administrative regulations, the company’s articles of association or shareholder decisions;
iii.	When the actions of executive directors and senior managers harm the interests of the company, require the executive directors and senior managers to make corrections;
iv.	Propose proposals to shareholders;
v.	File lawsuits against executive directors and senior managers in accordance with Article 152 of the Company Law;
vi.	Other powers stipulated in the company's articles of association.

6. Legal representative of the company: Appoint executive director (manager) Zhao Jinlan as the legal representative of the company.

7. Financial management system and profit distribution form.

(1) The company is established in accordance with laws, administrative regulations and the provisions of the financial department of the State Council

Financial and accounting systems;

(2) When the company distributes after-tax profits for the year, it shall withdraw 10% of the profits as company law

If the accumulated statutory provident fund is more than 50% of the company's registered capital, no further withdrawals may be made.

(3) The company shall prepare financial accounting reports at the end of each fiscal year and submit them to the Accounting firm audit.

8. Business period: long-term

9. Other matters deemed necessary by shareholders.

(1)	The company may amend the company's charter in accordance with the law if necessary or if it involves changes in company registration matters. The revised Articles of Association shall not conflict with laws and administrative regulations. Modified company. The articles of association (or amendments to the company's articles of association) should be submitted to the original company registration authority for filing, involving change registration. If there are any matters involved, the change registration should be made to the company registration authority at the same time.
(2)	If this Article of Association is inconsistent with laws and regulations, the provisions of laws and regulations shall prevail. Matters not provided for in this Article of Association shall be governed by the relevant provisions of the Company Law.

(3) This Article of Association shall be made in two copies, one copy for the shareholders and one copy for the company registration authority.

Signature by Legal Rep:

Date: January 10 2023

Shareholder signature and Seal:

Date: January 10 2023